 Exhibit 99.71

Ausenco

CERTIFICATE OF QUALIFIED PERSON

Willie Hamilton, P. Eng.

I, Willie Hamilton, P. Eng., certify that:

1.	I am a Professional Engineer, currently employed as Principal Mine Engineer, with AGP Mining Consultants Inc. (Canada), with an office at 132 Commerce Park Drive, Unit K #246, Barrie, ON, L4N OZ7.

2.	This certificate applies to the technical report titled, "Eskay Creek Project N.I. 43- 707 Technical Report and Prefeasibility Study", (the 'Technical Report"), that has an effective date of 22 July 2021, (the "Effective Date").

3.	I graduated from the University of Alberta with a Bachelor of Science degree in Mining Engineering in 1988 and a Master of Science in Mining Engineering in 1990.

4.	I am a Professional Engineer, registered with the Association of Professional Engineers and Geoscientists of Alberta, member number 47481.

5.	I have practiced my profession continuously since 1990 and have been involved with operations and consulting at open-pit and underground, hard and soft-rock mines in Canada and the United States. With expertise in numerous mine planning, scheduling, and pit optimization software, as well as significant project evaluation work for all sizes of studies.

6.	I have read the definition of "Qualified Person" set out in the National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for those sections of the technical report that I am responsible for preparing.

7.	I visited the Eskay Creek Project on August 21-22, 2019, for a visit duration of two days.

8.	I am responsible for sections 1.1, 1.2, 1.12, 1.13, 1.14, 1.14.3, 1.16.1, 1.19.2, 1.20.2, 1.23.1.2, 1.23.2.3, 1.24, 2.2, 2.3, 2.4, 2.6, 2.8, 2.9, 3, 15, 16.1, 16.2, 16.5-16.15, 18.3, 18.4, 21.2.2-21.2.6, 25.7, 25.8.3, 25.16.1.3, 25.16.2.4, 26, and 27 of the Technical Report.

9.	I am independent of Skeena Resources Ltd. ("Skeena") as independence is described by Section 1.5 of the NI 43- 101.

10.	I have been involved with the Eskay Creek property since 2019, during preparation of both the Preliminary Economic Assessment and Prefeasibility reports.

11.	I have read the NI 43-101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

12.	As of the Effective Date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the Technical Report not misleading.

Dated: 1 September 2021

"Signed and Sealed"

Willie Hamilton, P. Eng.